UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number: 001-33037

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

SBA Defined Contribution Plan for Primis Bank

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PRIMIS FINANCIAL CORP.

1676 International Drive, Suite 900

McLean, Virginia 22102

Financial Statements and Supplemental Schedule

SBA Defined Contribution Plan for Primis Bank

SBA Defined Contribution Plan for Primis Bank

Financial Statements and Supplemental Schedule

Report of Independent Registered Public Accounting Firm

To the Board of Directors, Plan Administrator, and Plan Participants of SBA Defined Contribution Plan for Primis Bank

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of SBA Defined Contribution Plan for Primis Bank (the Plan) as of December 31, 2025 and 2024, the related statement of changes in net assets available for benefits for the year ended December 31, 2025, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2025 and 2024, and the changes in net assets available for benefits for the year ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying Schedule of Assets (Held at End of Year) as of December 31, 2025, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

We have served as the Plan's auditor since 2025.

/s/ Wolf & Company, P.C.

Boston, Massachusetts

June 26, 2026

SBA Defined Contribution Plan for Primis Bank

Statements of Net Assets Available for Benefits

	December 31,
	2025	2024
Investments at fair value	$52,817,726	$43,810,413

Receivables
Notes receivable from participants	911,901	599,866
	911,901	599,866

Net assets available for benefits	$53,729,627	$44,410,279

The accompanying notes are an integral part of these financial statements.

SBA Defined Contribution Plan for Primis Bank

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2025

Increases to net assets attributed to:
Investment income
Net appreciation in fair value of investments	$6,582,823
Interest and dividends	588,906
Total investment income	7,171,729

Interest income on notes receivable from participants	53,636

Contributions
Participant	3,767,915
Employer	1,862,557
Rollover	744,026
Total contributions	6,374,498

Total additions	13,599,863

Deductions from net assets attributed to:
Benefits paid to participants	3,917,669
Administrative expenses	362,846
Total deductions	4,280,515

Net increase	9,319,348
Net assets available for benefits:
Beginning of year	44,410,279
End of year	$53,729,627

The accompanying notes are an integral part of these financial statements.

SBA Defined Contribution Plan for Primis Bank

Notes to Financial Statements

1.   Description of Plan

The following description of the SBA Defined Contribution Plan for Primis Bank (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering substantially all employees of Primis Bank (the “Company”), the wholly-owned subsidiary of Primis Financial Corp. The management of the Company controls and manages the operation and administration of the Plan. Voya Financial served as the custodian as of December 31, 2025 and 2024. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Contributions

Each year, participants may contribute up to 100 percent of pretax annual compensation except irregular wage items, as defined in the plan document, as pre-tax and/or Roth after-tax elective deferrals, subject to Internal Revenue Code (“IRC”) limitations. Participants who have attained age 50 before the end of the plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified plans and certain individual retirement accounts. Upon satisfying the Plan’s eligibility criteria, a participant will be automatically enrolled in the Plan to defer 3% of annual compensation on a pre-tax basis unless the participant (i) elects not to defer any annual compensation, or (ii) elects to defer a different percentage of annual compensation. The employer may make an Employer Base Contribution for each Plan year in such amount, if any, which the employer shall determine. Contributions are subject to certain limitations.

Investment Options

Participants direct the investment of their accounts into various investment options offered by the Plan. The Plan currently offers employer stock, common collective trust funds, a money market fund and mutual funds as investment options for participants.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of the Company’s contributions, and plan earnings, and charged with benefit payments and transaction fees. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s contributions is based on years of service, as defined in the Plan. Participants are 100 percent vested after two years of credited service.

Notes Receivable from Participants

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. The loans are secured by the balance in the participant’s account and bear interest at rates which are commensurate with local prevailing rates as determined by the plan administrator. At December 31, 2025, outstanding loans had interest rates ranging from 3.50% to 8.75%. Principal and interest are paid ratably through payroll deductions.

Payment of Benefits

On termination of service, a participant may elect to receive an amount equal to the value of the participant’s vested interest in his or her account in a lump sum payment or annuity as defined in the plan document. In-service hardship withdrawals are permitted from a rollover account. In-service severe hardship withdrawals are permitted from the pre-tax account.

Forfeitures

At December 31, 2025 and 2024, forfeited nonvested accounts were $25,958 and $272,358, respectively. During 2025, $314,609 of the forfeited nonvested accounts were used to reduce employer contributions and $52,540 were used to pay administrative expenses.

2.   Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (“GAAP”) with the exception of interest income on notes receivable from participants that is recorded as received. The Company believes the difference in recording this interest as received compared to as it is earned is not material to its financial statements.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Accordingly, actual results may differ from those estimates and assumptions.

Investment Valuation and Income Recognition

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income from notes receivable from participants is recorded when received. Other interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Contributions

Contributions from the plan participants and the matching contributions from the Company are recorded in the year in which the employee contributions are withheld from compensation.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Related fees are recorded as administrative expenses and are expensed when they are incurred. Delinquent notes receivable from participants are reclassified as distributions based upon the terms of the plan document.

Payment of Benefits

Benefits are recorded upon distribution.

Administrative Expenses

The Plan’s administrative expenses are paid by either the Plan or the Company, as provided by the plan document. Certain administrative functions are performed by employees of the Company. No such employee receives compensation from the Plan.

3.   Fair Value Measurements

Fair value as defined under GAAP is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. GAAP establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include:

●	Level 1: Observable inputs such as quoted prices in active markets.
●	Level 2: Inputs other than quoted prices in active markets that are either directly or indirectly observable.
●	Level 3: Unobservable inputs about which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Plan’s assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the valuation of fair value assets and liabilities and their placement within the fair value hierarchy levels.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2025 and 2024.

When quoted prices are available in active markets for identical instruments, investment securities are classified within Level 1 of the fair value hierarchy. Level 1 investments include mutual funds, money market funds and Primis Financial Corp.’s common stock. The fair value of the Plan’s investment in Primis Financial Corp.’s common stock is determined by the closing price reported on NASDAQ.

The common collective trusts are valued at the closing net asset value (“NAV”) of the units held by the Plan at year end based on information provided and certified by the custodians as the practical expedient to estimate fair value. The practical expedient would not be used if it is determined to be probable that the funds will sell the investment for an amount different from the reported NAV. Participant transactions (purchases and sales) may occur daily. The common collective trusts are not required to be classified within a level of the fair value hierarchy.

The following tables set forth by level within the fair value hierarchy the Plan’s assets accounted for at fair value on a recurring basis as of December 31, 2025 and 2024:

	Fair Value as of December 31, 2025
	Level 1	Level 2	Level 3	Total

Mutual funds	$9,694,110	$-	$-	$9,694,110
Primis common stock	1,512,347	-	-	1,512,347
Money market fund	33,993	-	-	33,993
Total	$11,240,450	$-	$-	$11,240,450

Investments measured at net asset value:
Common collective trusts:*
Stable value fund				$3,136,972
Wilmington Trust MFS				2,566,657
Target retirement trusts				35,873,647
Total common collective trusts				41,577,276
Total investments				$52,817,726

	Fair Value as of December 31, 2024
	Level 1	Level 2	Level 3	Total

Mutual funds	$8,781,497	$-	$-	$8,781,497
Primis common stock	1,237,307	-	-	1,237,307
Money market fund	280,097	-	-	280,097
Total	$10,298,901	$-	$-	$10,298,901

Investments measured at net asset value:
Common collective trusts:*
Stable value fund				$1,490,689
Wilmington Trust MFS				3,177,290
Target retirement trusts				28,843,533
Total common collective trusts				33,511,512
Total investments				$43,810,413

* Represents investment in common collective trusts consisting of equity securities in domestic and foreign corporations and various fixed-income securities. There are no unfunded commitments. Certain withdrawals for other than normal benefit payments and participant directed transfers may require up to twelve months’ notice.

In accordance with Subtopic 820-10, certain investments that were measured at NAV per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in the above table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the Statements of Net Assets Available for Benefits.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

4.   Exempt Party-In-Interest Transactions

Certain Plan investments in the form of shares of mutual funds managed by Voya Financial were held during the year. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund. Voya Financial is the custodian of the Plan and, therefore, these transactions qualify as exempt party-in-interest transactions. Fees paid to Voya Financial by the Plan during the year ended December 31, 2025 for administrative services was $194,868.

At December 31, 2025 and 2024, the Plan held 104,855 and 101,503 shares, respectively, of the Company’s common stock. During 2025, the Plan did not record any dividend income related to the Company’s common stock.

Notes receivable from participants also qualify as party-in-interest transactions.

5.   Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants would become 100 percent vested in their accounts.

6.   Tax Status

The Plan has not obtained a determination letter from the Internal Revenue Service (“IRS”) stating that the Plan was in compliance with the applicable requirements of the IRC. The Plan is relying on the IRS approval of the prototype plan that it is utilizing. The IRS has determined and informed the document sponsor by a letter dated June 30, 2020, that the prototype plan document was designed in accordance with applicable sections of the IRC. The plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, the plan administrator believes that the Plan was qualified, and the related trust was tax exempt as of the financial statement date.

GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2025 and 2024, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to examinations for years prior to December 31, 2022.

7.  Risks and Uncertainties

The Plan invests in various investment securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances, and the amounts reported in the statements of net assets available for benefits.

SBA Defined Contribution Plan for Primis Bank

Schedule of Assets (Held at End of Year)

Schedule H, Line 4i

EIN 20-2453966 Plan 002

December 31, 2025
(a) Lessor or similar party	(b) Identity of issue, borrower	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost **	(e) Current value

Common collective trust:
	Goldman Sachs	Stable Value Fund		$3,136,972
	Wilmington MFS	Growth Fund		2,566,657
	Vanguard	Institutional Target Retirement Income Trust II		2,285,489
	Vanguard	Target Retirement 2020 Trust II		617,700
	Vanguard	Target Retirement 2025 Trust II		4,869,107
	Vanguard	Target Retirement 2030 Trust II		4,622,426
	Vanguard	Target Retirement 2035 Trust II		5,139,023
	Vanguard	Target Retirement 2040 Trust II		4,294,851
	Vanguard	Target Retirement 2045 Trust II		6,016,916
	Vanguard	Target Retirement 2050 Trust II		3,745,442
	Vanguard	Target Retirement 2055 Trust II		1,845,540
	Vanguard	Target Retirement 2060 Trust II		1,416,086
	Vanguard	Target Retirement 2065 Trust II		464,372
	Vanguard	Target Retirement 2070 Trust II		103,914
	Wasatch	Core Growth CIT A		452,781

Mutual funds:
*	Voya	Intermediate Bond Fund		586,187
	Fidelity	U.S. Bond Index Fund		457,654
	Fidelity	500 Index Fund		3,479,821
	Fidelity	Extended Market Index Fund		193,686
	Fidelity	Total International Index Fund		376,309
	Vanguard	Equity Income Fund		1,634,645
	JP Morgan	Mid-Cap Growth Fund		751,776
	Victory	Mid-Cap Value Fund		452,135
	PIMCO	RAE US Small Fund Institutional Class		311,925
	PIMCO	Real Return Fund		276,864
	Cohen & Steers	Real Estate Securities Fund		272,913
	DFA	Emerging Markets Core Equity Fund		409,220
	American Funds	EuroPacific Growth Fund		490,975

*	Primis	Common stock, 104,855 shares		1,512,347

*	Voya	Money market fund		33,993

*	Participant loans***	Maturing through 2030, interest rates ranging from 3.50% to 8.75%, collateralized by participant accounts		911,901
				$53,729,627

*      Party-in-interest

**     Cost information omitted for participant-directed accounts.

***  The accompanying financial statements classify participant loans as notes receivable from participants.

See accompanying report of independent registered public accounting firm.

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Exhibit Index

Exhibit Number	Description
23.1	Consent of Wolf & Company, P.C., Independent Registered Public Accounting Firm dated June 26, 2026.
101.INS	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

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Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, Primis Financial Corp., as Plan Administrator of the SBA Defined Contribution Plan for Primis Bank, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SBA DEFINED CONTRIBUTION PLAN
FOR PRIMIS BANK
By: Primis Financial Corp.,
Plan Administrator

DATE: June 26, 2026	/s/ Matthew Switzer
Matthew Switzer
Executive Vice President and Chief Financial Officer

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